SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 24, 2017

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ First Quarter Results 2017”, dated April 24, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th of April, 2017.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(General Secretary)

Philips reports sales of EUR 5.7 billion in Q1, with the HealthTech portfolio growing at 3% on a comparable basis; net income improved to EUR 259 million, driven by an 18% increase in Adjusted EBITA to EUR 442 million

Amsterdam, April 24, 2017

First-quarter highlights

•	Sales increased to EUR 5.7 billion, with comparable sales growth of 3% in the HealthTech portfolio and 2% for the Group

•	Net income amounted to EUR 259 million, compared to EUR 37 million in Q1 2016

•	Income from operations (EBIT) amounted to EUR 348 million, compared to EUR 199 million in Q1 2016

•	EBITA improved to EUR 437 million, or 7.6% of sales, compared to EUR 290 million, or 5.3% of sales, in Q1 2016

•	Adjusted EBITA improved to EUR 442 million, or 7.7% of sales, compared to EUR 374 million, or 6.8% of sales, in Q1 2016

•	Operating cash flow totaled EUR 343 million, compared to EUR 10 million in Q1 2016; free cash flow of EUR 295 million, compared to an outflow of EUR 177 million in Q1 2016

Frans van Houten, CEO:

“We had a solid start to the year, with 2% Group comparable sales growth and a 90-basis-point improvement in the Adjusted EBITA margin. Despite continued volatility in the markets in which we operate, our HealthTech portfolio grew 3% and achieved further operational improvements, resulting in an 80-basis-point increase in the Adjusted EBITA margin.

Our Diagnosis & Treatment businesses and our Personal Health businesses delivered strong margin improvements, while our Connected Care & Health Informatics businesses reflected the unevenness of sales from large hospital informatics deals.

Comparable order intake growth was 2%, driven by mid-single-digit growth in the Diagnosis & Treatment businesses.

During what was a very active quarter, in line with our strategic plan we decreased our shareholding in Philips Lighting to 55%. We continued to strengthen our position as a leader in health technology by launching several breakthrough innovations, forging strategic partnerships and winning various integrated solutions deals. The recent STOXX Europe 600 Index reclassification of Philips’ shares to ‘Health Care’ from ‘Industrial Goods & Services’ acknowledges our transformation into a health technology company.

As we execute our strategy, we will further improve our underlying performance and target to deliver 4-6% comparable sales growth and an improvement in Adjusted EBITA margin of around 100 basis points per year. Our outlook for 2017 remains unchanged as we expect further operational improvements and comparable sales growth in the year to be back-end loaded.”

HealthTech

In the first quarter, the Personal Health businesses increased sales by 5% on a comparable basis, with growth across the portfolio as Health & Wellness and Sleep & Respiratory Care recorded high-single-digit growth; the Adjusted EBITA margin improved by 150 basis points. The Diagnosis & Treatment businesses posted comparable sales growth of 2%, and the Adjusted EBITA margin improved by 190 basis points, driven by Diagnostic Imaging. In the Connected Care & Health Informatics businesses, comparable sales increased 1%, while the Adjusted EBITA margin was 30 basis points lower than in the same period last year, mainly reflecting lower growth and higher channel investments.

The continued focus and investments in R&D led to a number of breakthrough innovations and strategic collaborations:

•	Philips reinforced its leadership in image-guided therapy solutions with the global launch of Philips Azurion, the next-generation image-guided therapy platform that enables clinicians to perform a wide range of routine and complex procedures, helping them to optimize interventional lab performance and provide superior care.

•	Philips Volcano continued its strong performance as the business reached an important milestone with the results of two large clinical trials demonstrating the benefits of Philips’ Instant Wave-Free Ratio (iFR) technology compared to Fractional Flow Reserve (FFR), the current standard, removing a critical barrier for the use and adoption of iFR to decide, guide and confirm appropriate therapies.

•	B. Braun and Philips entered into a strategic alliance to innovate and accelerate growth in ultrasound-guided regional anesthesia and vascular access. The alliance launched Xperius, a new co-branded mobile ultrasound system specifically designed as the platform to support current and future integrated solutions in this fast-growing market.

•	Building on its strategy to deliver relevant solutions and business models, Philips signed an agreement to acquire Australian Pharmacy Sleep Services (APSS), a pioneer in pharmacy sleep testing. APSS will complement Philips’ sleep and respiratory care portfolio and will help to accelerate the business’s home sleep testing offering through the pharmacy channel in Australia.

•	At the International Dental Show in Germany, the world’s leading trade fair for the dental sector, Philips revealed the Philips Sonicare DiamondClean Smart toothbrush and Philips Sonicare Breath care system with breath analyzer, an all-in-one connected oral care platform. Philips also presented the results of a new clinical study demonstrating the effectiveness of Philips Sonicare power toothbrushes and Philips AirFloss Ultra.

•	Demonstrating the success of telehealth technologies, Emory Healthcare (US) achieved savings of USD 4.6 million over a period of 15 months by using Philips’ eICU platform. Similarly, with the help of Philips’ Intensive Ambulatory Care program, Banner Health (US) reduced hospitalizations for chronically ill patients with multiple conditions by nearly 50%, reducing overall cost of care by more than one third.

•	Expanding its health informatics portfolio, Philips launched its IntelliSpace Enterprise Edition, an industry-first managed service solution for hospital-wide clinical informatics and data management. The high-performance, secure and scalable health informatics platform enables health systems to manage the growth and cost of their clinical enterprise with a pay-per-use model.

•	Further strengthening its portfolio of imaging solutions, Philips received FDA 510(k) clearance for its ElastQ ultrasound imaging technology for non-invasive assessment of liver conditions. Philips also launched Access CT, a new CT system designed for healthcare organizations seeking to establish or enhance CT imaging capabilities at affordable cost.

Cost savings

In the first quarter, procurement savings amounted to EUR 41 million. Other productivity programs resulted in savings of EUR 54 million.

Philips Lighting

In the first quarter, the Adjusted EBITA margin improved by 130 basis points to 8.5% of sales, while comparable sales were flat, and free cash flow amounted to EUR 2 million. Full details about the financial performance of Philips Lighting in the first quarter were published on April 21, 2017. The related report can be accessed here.

On February 8, 2017, Philips sold 26 million shares in Philips Lighting, of which 3.5 million shares were acquired by Philips Lighting (and will be cancelled). Philips’ shareholding in Philips Lighting decreased to 55.18% of Philips Lighting’s issued and outstanding share capital, down from 71.225% prior to the transaction. Philips continues to consolidate the financial results of Philips Lighting and maintains its aim of fully selling down over the coming years.

Philips Group other

As previously reported, Philips continues to be in discussions on a civil matter with the US Department of Justice representing the FDA, arising from past inspections by the FDA in and prior to 2015, focusing primarily on the external defibrillator business in the US.

Financing

On January 20, 2017, Philips completed the redemption of the outstanding 5.750% Notes due 2018 with an aggregate principal amount of USD 1.250 billion. The transaction resulted in a cash outflow in the first quarter of 2017 of EUR 1.247 billion excluding accrued interest. The transaction contributed to Philips’ plan to reduce its annual interest expenses by approximately EUR 100 million.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips Group performance

Key data

in millions of EUR unless otherwise stated

	Q1 2016	Q1 2017

Sales	5,517	5,724
Nominal sales growth	3%	4%
Comparable sales growth*	3%	2%
Income from operations (EBIT)	199	348
as a % of sales	3.6%	6.1%
EBITA*	290	437
as a % of sales	5.3%	7.6%
Adjusted EBITA*	374	442
as a % of sales	6.8%	7.7%
Financial expenses, net	(114)	(61)
Investments in associates	3	(1)
Income taxes	(75)	(91)
Income from continuing operations	13	195
Discontinued operations	24	64
Net income	37	259
Net income attributable to shareholders per common share (in EUR) - diluted	0.03	0.25

Sales per geographic cluster

in millions of EUR unless otherwise stated

	Q1	Q1	% change
	2016	2017	nominal	comparable*

Western Europe	1,334	1,372	3%	5%
NorthAmerica	1,937	1,958	1%	(2)%
Other mature geographies	459	474	3%	(3)%

Total mature geographies	3,730	3,804	2%	0%
Growth geographies	1,787	1,920	7%	6%

Philips Group	5,517	5,724	4%	2%
•	Sales increased by 4% on a nominal basis. Excluding currency impact and consolidation changes, the 2% comparable sales growth was driven by 3% growth in the HealthTech portfolio.

•	Comparable order intake* showed 2% growth, driven by mid- single-digit growth in the Diagnosis & Treatment businesses and a low-single-digit decline in the Connected Care & Health Informatics businesses.

•	EBITA improved by EUR 147 million and the margin improved by 230 basis points compared to Q1 2016.

•	Adjusted EBITA improved by EUR 68 million and the margin improved by 90 basis points compared to Q1 2016. The improvement was mainly attributable to higher volume, procurement savings and overhead cost reductions.

•	Restructuring and acquisition-related charges amounted to EUR 34 million, compared to EUR 32 million in Q1 2016. EBITA also included EUR 12 million of charges related to the separation of the Lighting business, EUR 17 million of charges related to quality and regulatory actions, and a EUR 59 million net gain from the sale of real estate assets. EBITA in Q1 2016 included EUR 52 million of charges related to the separation of the Lighting business.

•	Net financial expenses decreased by EUR 53 million year-on-year, mainly due to lower net interest expenses and the fair market value adjustment in Q1 2016 of Philips’ stake in Corindus Vascular Robotics.

•	Income tax expense increased by EUR 16 million mainly due to higher income; Q1 2016 included tax charges resulting from activities related to the separation of the Lighting business.

•	Net income from discontinued operations increased by EUR 40 million year-on-year, mainly due to improved operational performance in the combined Lumileds and Automotive businesses.

•	Net income increased by EUR 222 million compared to Q1 2016, driven by improved income from operations and lower financial charges.

•	Sales in mature geographies increased by 2% on a nominal basis. Excluding currency impact and consolidation changes, comparable sales were flat year-on-year and reflected mid- single-digit growth in Western Europe, offset by a low-single- digit decline in North America (due to Lighting) and other mature geographies. In growth geographies, sales increased by 7% on a nominal basis. Excluding currency impact and consolidation changes, the 6% growth on a comparable basis was largely driven by high-single-digit growth in Latin America and mid-single-digit growth in China and India.

•	Comparable order intake* in mature geographies showed low- single-digit growth, reflecting double-digit growth in Western Europe and low-single-digit growth in North America and other mature geographies. In growth geographies, comparable order intake* was flat year-on-year, reflecting double-digit growth in China, offset by a double-digit decline in Latin America.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q1 2017	3

Cash balance in millions of EUR
	Q1 2016	Q1 2017

Beginning cash balance	1,766	2,334
Free cash flow*	(177)	295
Net cash flows from operating activities	10	343
Net capital expenditures	(187)	(48)
Other cash flows from investing activities	(97)	(104)
Treasury shares transactions	(157)	(57)
Changes in debt	75	(268)
Sale of shares of Philips Lighting, net		523
Other cash flow items	(40)	(28)
Net cash flows from discontinued operations	15	36

Ending cash balance	1,385	2,731

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.
•	Net cash flows from operating activities increased by EUR 333 million, mainly due to improvements in income from operations and the outflow of EUR 172 million in Q1 2016 related to pension liability de-risking. This was partly offset by a EUR 64 million premium payment related to the bond redemption completed on January 20, 2017.

•	Net capital expenditures decreased by EUR 139 million, mainly due to proceeds from the sale of real estate assets.

•	The change in debt reflects a new borrowing of EUR 949 million and a EUR 1,184 million cash outflow related to the bond redemption completed on January 20, 2017.

•	The cash balance includes EUR 523 million net cash proceeds from the sale of a stake in Philips Lighting N.V.

4	Quarterly report Q1 2017

Performance per segment

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2016	Q1 2017

Sales	1,610	1,719
Sales growth
Nominal sales growth	6%	7%
Comparable sales growth*	6%	5%
Income from operations (EBIT)	190	231
as a % of sales	11.8%	13.4%
EBITA*	225	266
as a % of sales	14.0%	15.5%
Adjusted EBITA*	227	268
as a % of sales	14.1%	15.6%

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2016	Q1 2017

Sales	1,419	1,491
Sales growth
Nominal sales growth	9%	5%
Comparable sales growth*	5%	2%
Income from operations (EBIT)	10	43
as a % of sales	0.7%	2.9%
EBITA*	23	52
as a % of sales	1.6%	3.5%
Adjusted EBITA*	32	63
as a % of sales	2.3%	4.2%
•	Sales increased by 7% on a nominal basis. Excluding currency impact and consolidation changes, the 5% comparable sales growth was driven by high-single-digit growth in Sleep & Respiratory Care and Health & Wellness and mid-single-digit growth in Domestic Appliances.

•	Comparable sales in growth geographies showed high-single- digit growth, reflecting double-digit growth in Middle East & Turkey, Latin America and Central & Eastern Europe and low-single-digit growth in China. Mature geographies recorded low-single-digit growth, reflecting mid-single-digit growth in Western Europe and North America and a mid-single-digit decline in other mature geographies.

•	EBITA increased by EUR 41 million and the margin improved by 150 basis points compared to Q1 2016.

•	Adjusted EBITA increased by EUR 41 million and the margin improved by 150 basis points compared to Q1 2016. The increase was attributable to operational leverage from growth.

•	Restructuring and acquisition-related charges amounted to EUR 2 million and were in line with Q1 2016. In Q2 2017, restructuring and acquisition-related charges are expected to total approximately EUR 5 million.

•	Sales increased by 5% on a nominal basis. Excluding currency impact, the 2% comparable sales growth reflected low-single-digit growth in Diagnostic Imaging, Ultrasound and Image-Guided Therapy.

•	Comparable sales in growth geographies showed mid-single-digit growth, largely driven by double-digit growth in China and Latin America, partly offset by a double-digit decline in Central & Eastern Europe and a mid-single-digit decline in Middle East & Turkey. Mature geographies recorded low-single-digit growth, reflecting mid-single-digit growth in Western Europe, low-single-digit growth in other mature geographies and flat year-on-year comparable sales in North America.

•	EBITA increased by EUR 29 million and the margin improved by 190 basis points compared to Q1 2016.

•	Adjusted EBITA increased by EUR 31 million and the margin improved by 190 basis points year-on-year, mainly due to operational improvements and positive currency impact.

•	Restructuring and acquisition-related charges were EUR 11 million, compared to EUR 9 million in Q1 2016. In Q2 2017, restructuring and acquisition-related charges are expected to total approximately EUR 40 million.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q1 2017	5

Connected Care & Health Informatics businesses

Key data

in millions of EUR unless otherwise stated

	Q1	Q1
	2016	2017

Sales	694	732
Sales growth
Nominal sales growth	11%	5%
Comparable sales growth*	9%	1%
Income from operations (EBIT)	11	(12)
as a % of sales	1.6%	(1.6)%
EBITA*	23	0
as a % of sales	3.3%	0.0%
Adjusted EBITA*	27	26
as a % of sales	3.9%	3.6%

HealthTech Other

Key data

in millions of EUR

	Q1 2016	Q1 2017

Sales	103	92
Income from operations (EBIT)	(9)	12
EBITA*	(7)	18
Adjusted EBITA*	(9)	(38)
IP Royalties	57	50
Innovation1)	(44)	(54)
Central costs	(21)	(32)
Other	(1)	(2)

1)	Innovation includes Emerging Businesses

Lighting

Key data

in millions of EUR unless otherwise stated1)

	Q1 2016	Q1 2017

Sales	1,691	1,689
Sales growth
Nominal sales growth	(2)%	0%
Comparable sales growth*	(2)%	0%
Income from operations (EBIT)	73	105
as a % of sales	4.3%	6.2%
EBITA*	102	133
as a % of sales	6.0%	7.9%
Adjusted EBITA*	121	144
as a % of sales	7.2%	8.5%

1)	The Lighting segment results differ from the stand-alone Philips Lighting reporting mainly due to the exclusion of intercompany sales and the reporting within Legacy Items of Philips Lighting separation costs incurred.
•	Sales increased by 5% on a nominal basis. Excluding currency impact and consolidation changes, the 1% comparable sales growth was driven by low-single-digit growth in Patient Care & Monitoring Solutions, partly offset by a low-single-digit decline in Healthcare Informatics, Solutions & Services.

•	Comparable sales in growth geographies were in line with Q1 2016, reflecting double-digit growth in China, offset by a double-digit decline in India and Middle East & Turkey. Mature geographies posted low-single-digit growth, driven by high-single-digit growth in Western Europe and low-single-digit growth in North America, partly offset by a mid-single-digit decline in other mature geographies.

•	EBITA decreased by EUR 23 million and the margin declined by 330 basis points compared to Q1 2016.

•	The Adjusted EBITA margin decreased by 30 basis points year- on-year, mainly reflecting lower growth and higher channel investments.

•	Restructuring and acquisition-related charges amounted to EUR 8 million, compared to EUR 4 million in Q1 2016. EBITA also included EUR 17 million of charges related to quality and regulatory actions. Restructuring and acquisition-related charges are expected to total approximately EUR 10 million in Q2 2017.

•	Sales reflected EUR 14 million lower royalty income due to the foreseen expiration of licenses.

•	EBITA increased by EUR 25 million year-on-year.

•	The Adjusted EBITA decline was mainly attributable to lower royalty income, phasing of costs in Innovation and Central costs, as well as investments in rationalizing the IT landscape.

•	Restructuring and acquisition-related charges amounted to EUR 3 million. EBITA included a EUR 59 million gain on the sale of real estate assets. EBITA in Q1 2016 included a EUR 2 million net release of restructuring charges. In Q2 2017, restructuring and acquisition-related charges are expected to total approximately EUR 5 million.

•	Sales were flat year-on-year on both a nominal and comparable basis, reflecting double-digit growth in LED and Home, low-single-digit growth in Professional and a double- digit decline in Lamps, in line with the industry trend.

•	Total LED lighting sales grew 19% and now represent 61% of total Lighting sales.

•	EBITA increased by EUR 31 million and the margin improved by 190 basis points compared to Q1 2016.

•	Adjusted EBITA continued to improve year-on-year. The EUR 23 million increase was largely driven by procurement savings and currency impact, partly offset by price erosion.

•	Restructuring and acquisition-related charges were EUR 10 million, compared to EUR 19 million in Q1 2016. For information regarding the restructuring and acquisition-related charges guidance, please refer to the Philips Lighting Q1 2017 press release.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

6	Quarterly report Q1 2017

Legacy Items

Income from operations (EBIT)

in millions of EUR

	Q1 2016	Q1 2017

Separation costs	(52)	(12)
Other	(24)	(19)

Income from operations (EBIT)	(76)	(31)

Discontinued operations

Net income of discontinued operations

in millions of EUR

	Q1 2016	Q1 2017

The combined Lumileds and Automotive businesses	32	65
Other	(8)	(1)

Net income of discontinued operations	24	64

•	Income from operations (EBIT) mainly included EUR 12 million of charges related to the separation of the Lighting business, EUR 9 million of stranded costs related to the combined Lumileds and Automotive businesses, and EUR 3 million related to movements in environmental provisions.

•	Charges related to the separation of the Lighting business are expected to total approximately EUR 15 million in Q2 2017.

•	Net income of the combined businesses of Lumileds and Automotive increased by EUR 33 million, mainly due to higher sales and improvements in gross margins.

•	Philips has signed an agreement to sell an 80.1% interest in the combined Lumileds and Automotive businesses to certain funds managed by affiliates of Apollo Global Management, LLC. Philips will retain the remaining 19.9% interest. The transaction is expected to be completed in Q2 2017, subject to customary closing conditions, including the relevant regulatory approvals.

Quarterly report Q1 2017	7

EBITA* and Adjusted EBITA* - HealthTech portfolio segments

Personal Health businesses

EBITA*

in millions of EUR unless otherwise stated

Adjusted EBITA*

in millions of EUR unless otherwise stated

Diagnosis & Treatment businesses

EBITA*

in millions of EUR unless otherwise stated

Adjusted EBITA*

in millions of EUR unless otherwise stated

Connected Care & Health Informatics businesses

EBITA*

in millions of EUR unless otherwise stated

Adjusted EBITA*

in millions of EUR unless otherwise stated

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

8	Quarterly report Q1 2017

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: domestic and global economic and business conditions; developments within the euro zone; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; changes in exchange and interest rates; changes in tax rates; pension costs and actuarial assumptions; raw materials and employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business; the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the dispositions by Philips of its interests in Philips Lighting and the combined Lumileds and Automotive businesses. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2016.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non- GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2016.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2016. Independent valuations may have been obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2016, unless otherwise stated.

As part of the financial reporting improvement process, the presentation of the line item Investments in associates was moved into the subtotal Income before taxes in the Condensed consolidated statements of income. This change did not impact the results of operations or financial position.

In addition, we have simplified our Q1 and Q3 reporting by excluding the cash flow statement, the statement of changes in equity and certain other tables in the detailed financial information section not required to be disclosed. In our semi- annual and annual reporting we will continue to present these statements and tables. Summary cash flow information is provided in the Philips performance section of this document.

Prior-period financial statements have been restated to reflect a reclassification of Net defined-benefit post-employment plan obligations to Long-term provisions in accordance with the accounting policies as stated in the Annual Report 2016.

Accordingly, Q1 2016 has been restated and presented for the first time in this press release.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Quarterly report Q1 2017	9

Condensed consolidated statements of income

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q1
	2016	2017

Sales	5,517	5,724
Cost of sales	(3,251)	(3,280)

Gross margin	2,266	2,444
Selling expenses	(1,418)	(1,466)
General and administrative expenses	(189)	(199)
Research and development expenses	(470)	(518)
Impairment of goodwill	(2)	—
Other business income	21	91
Other business expenses	(9)	(5)

Income from operations	199	348
Financial income	27	25
Financial expenses	(141)	(86)
Investments in associates	3	(1)

Income before taxes	88	286
Income taxes	(75)	(91)

Income from continuing operations	13	195
Discontinued operations - net of income taxes	24	64

Net income	37	259
Attribution of net income for the period
Net income attributable to Koninklijke Philips N.V. shareholders	32	232

Net income attributable to Non-controlling interests	5	27
Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	913,929	921,917
- diluted	924,706	937,102
Net income attributable to shareholders per common share in EUR:
- basic	0.04	0.25
- diluted	0.03	0.25

Amounts may not add up due to rounding.

10	Quarterly report Q1 2017

Condensed consolidated balance sheets

Condensed consolidated balance sheets

in millions of EUR

	March 31, 2016		December 31, 2016	March 31, 2017

Non-current assets:
Property, plant and equipment	2,218		2,155	2,122
Goodwill	8,265		8,898	8,751
Intangible assets excluding goodwill	3,526		3,552	3,441
Non-current receivables	166		155	167
Investments in associates	205		190	189
Other non-current financial assets	436		335	373
Non-current derivative financial assets	45		59	56
Deferred tax assets	2,689		2,792	2,766
Other non-current assets	70		92	92
Total non-current assets	17,620		18,228	17,956

Current assets:
Inventories	3,601		3,392	3,629
Other current financial assets	12		101	97
Other current assets	523		486	541
Current derivative financial assets	87		101	54
Income tax receivable	120		154	157
Receivables	4,597		5,327	4,660
Assets classified as held for sale	1,812		2,180	2,038
Cash and cash equivalents	1,385		2,334	2,731
Total current assets	12,137		14,075	13,908
Total assets	29,757		32,303	31,864

Equity
Shareholders’ equity	11,279		12,601	12,698
Non-controlling interests	130		907	1,332	2)
Group equity	11,409		13,508	14,030

Non-current liabilities:
Long-term debt	3,984		4,021	3,969
Non-current derivative financial liabilities	518		590	433
Long-term provisions	3,234	1)	2,926	2,888
Deferred tax liabilities	129		66	68
Other non-current liabilities	717	1)	719	675
Total non-current liabilities	8,582		8,322	8,032

Current liabilities:
Short-term debt	1,705		1,585	1,375
Current derivative financial liabilities	268		283	269
Income tax payable	153		146	192
Accounts payable	2,434		2,848	2,900
Accrued liabilities	2,678	1)	3,034	2,629
Short-term provisions	730	1)	680	632
Liabilities directly associated with assets held for sale	430		525	490
Other current liabilities	1,368		1,372	1,315

Total current liabilities	9,766		10,473	9,802

Total liabilities and group equity	29,757		32,303	31,864

1)	Adjusted to reflect a reclassification of net defined-benefit obligations into long-term provisions.
2)	The increase in Non-controlling interests is due to the sale of 26 million shares of Philips Lighting in February 2017 which increased the percentage of Non-controlling interests from 28.775% to 44.820%.

Amounts may not add up due to rounding.

Quarterly report Q1 2017	11

Segment information

Sales and income from operations

in millions of EUR unless otherwise stated

	Q1 2016			Q1 2017
	sales	Income from operations		sales	Income from operations
			as a % of sales			as a % of sales
Personal Health	1,610	190	11.8%	1,719	231	13.4%
Diagnosis & Treatment	1,419	10	0.7%	1,491	43	2.9%
Connected Care & Health Informatics	694	11	1.6%	732	(12)	(1.6)%
HealthTech Other	103	(9)		92	12
Lighting	1,691	73	4.3%	1,689	105	6.2%
Legacy Items		(76)			(31)

Philips Group	5,517	199	3.6%	5,724	348	6.1%

12	Quarterly report Q1 2017

Reconciliation of non-GAAP information

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance:

•	Comparable sales growth

•	EBIT

•	EBITA

•	Adjusted EBITA

•	Free cash flow

•	Net debt : group equity ratio

•	Order intake

The term EBIT has the same meaning as Income from operations.

Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of intangible assets (excluding software and development expenses), impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other significant items.

Free cash flow is defined as Net cash from operating activities minus net capital expenditures. Net capital expenditures are comprised of the purchase of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from disposal of property, plant and equipment.

Order intake is reported for equipment and software and is defined under our policy as the total contractually committed amount to be delivered within a specified timeframe. Order intake does not derive from the financial statements and thus a quantitative reconciliation is not provided. Order intake is calculated on a comparable basis, which excludes the effects of currency movements and changes in consolidation.

For the definitions of the remaining non-GAAP financial measures listed above, refer to the Annual Report 2016. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition

in %

	Q1 2017
	nominal growth	consolidation changes	currency effects	comparable growth
2017 versus 2016
Personal Health	6.8%	0.5%	(2.1)%	5.2%
Diagnosis & Treatment	5.1%	0.0%	(3.0)%	2.1%
Connected Care & Health Informatics	5.5%	(0.7)%	(3.3)%	1.5%
HealthTech Other	(10.7)%	0.0%	(0.1)%	(10.8)%
Lighting1)	(0.1)%	0.9%	(1.2)%	(0.4)%

Philips Group	3.8%	0.3%	(2.1)%	2.0%

1)	The Lighting segment results differ from the stand-alone Philips Lighting reporting mainly due to the exclusion of intercompany sales

Quarterly report Q1 2017	13

Net income to Adjusted EBITA

In millions of EUR unless otherwise stated

	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Lighting1)	Legacy Items

Q1 2017
Net Income	259
Discontinued operations, net of income taxes	64
Income taxes	(91)
Investments in associates	(1)
Financial expenses	(86)
Financial income	25

Income from operations (EBIT)	348	231	43	(12)	12	105	(31)
Amortization of acquired intangible assets	90	35	9	12	6	28	—

EBITA	437	266	52	0	18	133	(31)
Restructuring and aquisition-related charges	34	2	11	8	3	10
Other items	(30)			17	(59)	1	11

Adjusted EBITA	442	268	63	26	(38)	144	(20)

Q1 2016
Net Income	37
Discontinued operations, net of income taxes	24
Income taxes	(75)
Investments in associates	3
Financial expenses	(141)
Financial income	27

Income from operations (EBIT)	199	190	10	11	(9)	73	(76)
Amortization of acquired intangible assets	89	35	13	12	2	27	—
Impairment of goodwill	2	—	—	—	—	2	—

EBITA	290	225	23	23	(7)	102	(76)
Restructuring and aquisition-related charges	32	2	9	4	(2)	19
Other Items	52						52

Adjusted EBITA	374	227	32	27	(9)	121	(24)

1)	The Lighting segment results differ from the stand-alone Philips Lighting reporting mainly due to the reporting within Legacy Items of Philips Lighting separation costs incurred.

Composition of net debt and group equity

in millions of EUR unless otherwise stated

	March 31, 2016	December 31, 2016	March 31, 2017
Long-term debt	3,984	4,021	3,969
Short-term debt	1,705	1,585	1,375

Total debt	5,689	5,606	5,344
Cash and cash equivalents	1,385	2,334	2,731

Net debt1)	4,304	3,272	2,613

Shareholders’ equity	11,279	12,601	12,698
Non-controlling interests	130	907	1,332

Group equity	11,409	13,508	14,030

Net debt and group equity	15,713	16,780	16,643

Net debt divided by net debt and group equity (in %)	27%	19%	16%
Group equity divided by net debt and group equity (in %)	73%	81%	84%
Net debt : group equity ratio	27:73	19:81	16:84

1)	Total debt less cash and cash equivalents

14	Quarterly report Q1 2017

Philips statistics

in millions of EUR unless otherwise stated

	2016				2017
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	5,517	5,861	5,898	7,240	5,724
Comparable sales growth*	3%	3%	2%	3%	2%

Gross margin	2,266	2,538	2,603	3,205	2,444
as a % of sales	41.1%	43.3%	44.1%	44.3%	42.7%

Selling expenses	(1,418)	(1,427)	(1,411)	(1,632)	(1,466)
as a % of sales	(25.7)%	(24.3)%	(23.9)%	(22.5)%	(25.6)%

G&A expenses	(189)	(234)	(203)	(219)	(199)
as a % of sales	(3.4)%	(4.0)%	(3.4)%	(3.0)%	(3.5)%

R&D expenses	(470)	(501)	(514)	(536)	(518)
as a % of sales	(8.5)%	(8.5)%	(8.7)%	(7.4)%	(9.0)%

Income from operations (EBIT)	199	376	481	826	348
as a % of sales	3.6%	6.4%	8.2%	11.4%	6.1%

EBITA*	290	464	567	914	437
as a % of sales	5.3%	7.9%	9.6%	12.6%	7.6%

Net income	37	431	383	640	259

Net income attributable to shareholders	32	420	370	626	232

Net income - shareholders per common share in EUR - diluted	0.03	0.46	0.40	0.67	0.25

	2016				2017
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	5,517	11,378	17,276	24,516	5,724
Comparable sales growth*	3%	3%	3%	3%	2%

Gross margin	2,266	4,804	7,407	10,612	2,444
as a % of sales	41.1%	42.2%	42.9%	43.3%	42.7%

Selling expenses	(1,418)	(2,845)	(4,256)	(5,888)	(1,466)
as a % of sales	(25.7)%	(25.0)%	(24.6)%	(24.0)%	(25.6)%

G&A expenses	(189)	(423)	(626)	(845)	(199)
as a % of sales	(3.4)%	(3.7)%	(3.6)%	(3.4)%	(3.5)%

R&D expenses	(470)	(971)	(1,485)	(2,021)	(518)
as a % sales	(8.5)%	(8.5)%	(8.6)%	(8.2)%	(9.0)%

Income from operations (EBIT)	199	575	1,056	1,882	348
as a % of sales	3.6%	5.1%	6.1%	7.7%	6.1%

EBITA*	290	754	1,321	2,235	437
as a % of sales	5.3%	6.6%	7.6%	9.1%	7.6%

Net income	37	468	851	1,491	259

Net income attributable to shareholders	32	452	822	1,448	232

Net income - shareholders per common share in EUR - diluted	0.03	0.49	0.89	1.56	0.25

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	913,011	927,316	924,271	922,437	920,276

Shareholders’ equity per common share in EUR	12.35	12.39	12.57	13.66	13.80

Net debt : group equity ratio*	27:73	24:76	24:76	19:81	16:84
Total employees	114,021	113,356	113,627	114,731	114,188
of which discontinued operations	8,913	9,158	9,531	9,508	9,381
of which third-party workers	12,250	11,604	11,822	12,774	12,779

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q1 2017	15

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